Exhibit 99.5

ROYAL URANIUM INC.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

As at and for the year ended December 31, 2025 and for the period from January 10, 2024

(date of incorporation) to December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Royal Uranium Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Royal Uranium Inc. (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2025 and for the period from incorporation on January 14, 2024 to December 31, 2024, and a summary of material accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024 and its financial performance and its cash flows for the year ended December 31, 2025 and for the period from incorporation on January 14, 2024 to December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses since its inception and the ability of the Company to continue as a going-concern depends upon its ability to raise debt or equity financing to meet expenditure requirements. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ De Visser Gray LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2025.

Vancouver, Canada

May 28, 2026

ROYAL URANIUM INC.

Consolidated Statement of Financial Position

(Expressed in Canadian Dollars)

	December 31, 2025	December 31, 2024
Assets
Current Assets
Cash	$77,803	$6,010
Royalty and other receivables (Note 5)	48,686	4,200
Total Current Assets	126,489	10,210
Royalty assets (Note 6)	8,412,279	4,091,812
Exploration and evaluation asset (Note 7)	500,000	-
Deferred costs (Note 8)	1,253,167	-
Total Assets	$10,291,935	$4,102,022

Liabilities and Shareholders’ Equity Current Liabilities
Accounts payable and accrued liabilities (Notes 9 & 15)	$97,330	$39,649
Promissory note payable (Note 10)	-	1,096,000
Total Liabilities	97,330	1,135,649
Shareholders’ Equity
Share capital (Note 11)	12,678,977	4,795,437
Accumulated deficit	(2,484,372)	(1,829,064)
Total Shareholders’ Equity	10,194,605	2,966,373
Total Liabilities and Shareholders’ Equity	$10,291,935	$4,102,022

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 14)

Subsequent events (Notes 10 and 18)

Approved on behalf of the Board:

“Anthony Milewski”	Director

“Bill O’Hara”	Director

The accompanying notes are an integral part of these consolidated financial statements

ROYAL URANIUM INC.

Consolidated Statement of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	Year ended December 31, 2025	For the period from January 10, 2024 to December 31, 2024
Royalty revenue	$40,577	$-
Expenses
Consulting fees (Note 15)	345,600	-
Professional fees	59,557	29,878
Shareholder information	5,000	-
Office and general	6,728	2,847
Total expenses	(416,885)	(32,725)
Loss before other items	(376,308)	(32,725)
Other income (expenses)
Interest expense (Note 10)	(154,000)	(83,000)
Penalty fee (Note 10)	(125,000)	-
Write down of royalty assets (Note 6)	-	(1,957,000)
Gain on initial recognition of promissory note (Note 10)	-	237,000
Interest income	-	6,661
Net loss and comprehensive loss	$(655,308)	$(1,829,064)
Loss per share - basic and diluted	$(0.01)	$(0.05)
Weighted average number of shares outstanding	55,881,637	34,576,857

The accompanying notes are an integral part of these consolidated financial statements

ROYAL URANIUM INC.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Share Capital
	Number of Shares	Amount	Accumulated Deficit	Total
Balance at January 10, 2024 (date of incorporation)	-	$-	$-	$-
Issuance of share capital (note 11)	30,671,000	1,682,750	-	1,682,750
Share issue costs (note 11)	-	(30,170)	-	(30,170)
Issuance of shares for acquisition of royalties (Notes 6 and 11)	12,571,429	3,142,857	-	3,142,857
Loss and comprehensive loss	-	-	(1,829,064)	(1,829,064)
Balance at December 31, 2024	43,242,429	$4,795,437	$(1,829,064)	$2,966,373
Issuance of share capital (note 11)	438,600	153,510	-	153,510
Share issue costs (note 11)	-	(4,970)	-	(4,970)
Issuance of shares for acquisition of royalties (Notes 6 and 11)	14,600,000	4,310,000	-	4,310,000
Issuance of shares per the acquisition of 907 (Note 8)	5,000,000	1,250,000	-	1,250,000
Issuance of shares for exploration and evaluation assets (Note 7)	2,000,000	500,000	-	500,000
Issuance of shares for settlement of promissory note (Note 10)	3,500,000	1,375,000	-	1,375,000
Issuance of shares for settlement of debt (Note 11)	600,000	300,000	-	300,000
Loss and comprehensive loss	-	-	(655,308)	(655,308)
Balance at December 31, 2025	69,381,029	$12,678,977	$(2,484,372)	$10,194,605

The accompanying notes are an integral part of these consolidated financial statements

ROYAL URANIUM INC.

Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

	Year ended December 31, 2025	For the period from January 14, 2024 to December 31, 2024
OPERATING ACTIVITIES
Net Loss	$(655,308)	$(1,829,064)
Items not involving cash:
Write down of royalty assets	-	1,957,000
Interest expense	154,000	83,000
Gain on initial recognition of promissory note	-	(237,000)
Penalty fee	125,000	-
Net change in non-cash working capital:
Royalty and other receivables	(44,486)	(4,200)
Accounts payable and accrued liabilities	365,663	28,407
Cash Flows Used in Operating Activities	(55,131)	(1,857)

FINANCING ACTIVITIES
Issuance of share capital	153,510	1,682,750
Share issue costs	(4,970)	(30,170)
Cash Flows Provided by Financing Activities	148,540	1,652,580

INVESTING ACTIVITIES
Acquisition of royalties	(18,449)	(1,644,713)
Deferred costs	(3,167)	-
Cash Flows Used in Investing Activities	(21,616)	(1,644,713)

Net increase in cash	71,793	6,010
Cash at beginning of period	6,010	-
Cash at end of period	$77,803	$6,010

Supplemental cash flow information:
Royalty assets included in accounts payable	$3,260	$11,242

The accompanying notes are an integral part of these consolidated financial statements

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

1.	Nature of operations and going concern

Royal Uranium Inc. (“Royal Uranium” or the “Company”) was incorporated under the laws of the Province of British Columbia on January 14, 2024. Royal Uranium is principally engaged in acquiring and assembling a portfolio of royalties with exposure to uranium. The head office and registered address of the Company is located at #250 – 750 West Pender St. Vancouver, BC, V6C 2T7.

Going concern

The consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company had a net loss during the year ended December 31, 2025 of $655,308 (period from January 14, 2024 (date of incorporation) to December 31, 2024 - $1,829,064) and as of that date had an accumulated deficit of $2,484,372 (December 31, 2024 - $1,829,064) and a working capital of $29,159 (December 31, 2024 - $1,125,439 working capital deficiency). The Company’s ability to continue as a going concern is dependent upon the ability to raise debt or equity financing to meet expenditure commitments. There is no assurance that these activities will be successful. These items raise substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate. Such adjustments could be material.

The Company’s business may be affected by changes in political and market conditions, such as interest rates, tariffs, availability of credit, inflation rates, changes in laws, and national and international circumstances. Recent regional conflicts and potential economic global challenges such as the risk of higher inflation and energy crises may create further uncertainty and risk with respect to the prospects of the Company’s business. These circumstances could have a negative impact on the Company’s ability to raise new capital. These factors, amongst others, could have a significant impact on the Company’s operations.

2.	Basis of preparation Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2025.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 27, 2026.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

2.	Basis of preparation (continued)

Basis of presentation

The financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these financial statements are prepared using the accrual basis of accounting, aside from cash flow information.

Basis of consolidation

The consolidated financial statements include the financial statements of Royal Uranium, and its wholly-owned subsidiaries, being 2681911 Alberta Ltd. (“911”), 1382907 BC Ltd. (“907”), 1485568 BC Ltd. (“568”) and 1000871349 Ontario Inc. (“349”). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of 911, 907, 568 and 349 are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of 911, 907, 568 and 349 is the Canadian dollar.

3.	Material accounting policies

(a)	Foreign currencies

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognized in the statement of loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(b)	Cash

Cash include cash on hand and in banks and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(c)	Royalty assets

Royalty assets consist of net smelter return royalties on exploration stage mineral properties and are capitalized as intangible assets. They are initially recorded at cost and subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Depletion, using the units of production basis over the expected life of the related mineral property, commences when the mineral property enters the production stage. The expected life of the mineral property is determined using available estimates of future metal prices and future production. Proven and probable reserves and future production plans associated with the royalty assets as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty assets and the assessment of the recoverability of the carrying value of the royalty assets.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s royalty assets are impaired. External sources of information that management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s royalty assets, management makes estimates of the discounted net cash flows expected to be derived from the Company’s royalty assets, costs of disposal, and the appropriate discount rates and discount multiples that apply to the specific asset. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s royalty assets.

(d)	Exploration and evaluation assets

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;

(iii)	studies related to surveying, transportation, and infrastructure requirements; (iv) permitting activities; and

(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(d)	Exploration and evaluation assets (continued)

Costs incurred to acquire an exploration and evaluation asset are capitalised based on the fair value of the assets acquired less the costs associated with the acquisition. Such assets may be acquired with an associated reclamation and closure obligation. These obligations are recorded as a provision on the statement of financial position with the offsetting asset recorded as part of the exploration and evaluation asset.

Costs incurred pre-exploration, including license costs paid in connection with a right to explore in an existing exploration area are expensed as incurred.

Once the legal right to explore has been acquired, exploration and evaluation expenditure is charged to profit or loss as incurred, up until the point it is concluded that a future economic benefit is more likely than not to be realized.

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are utilized. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

While in the exploration and evaluation stage, the Company records the proceeds from the sale of a royalty interest on a property against the value of the Exploration and Evaluation asset in the statement of financial position and does not recognize any gain or loss on its exploration and evaluation royalty transactions, until the consideration received is in excess of the carrying amount of the associated Exploration and Evaluation asset on which the royalty is to be earned.

Once the technical feasibility and commercial viability of extracting the mineral resources has been determined, the property is considered to be a mine under development and development costs are capitalized to “mines under construction” on the statement of financial position.

(e)	Share-based payments

The Company measures share-based payments at fair value and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options is expensed as share-based payments and is credited to the reserve for share-based payments. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to the reserve for share-based payments.

At the end of each reporting period, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in profit or loss.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(f)	Income taxes

The income tax expense for the period comprises current and deferred taxes. Taxes are recognized in the statements of loss and comprehensive loss, except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred tax is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, the deferred tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates and tax laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and current tax assets, and they relate to income taxes levied by the same tax authority on the same taxable entity; or on different tax entities, but they intend to settle current tax liabilities and current tax assets on a net basis; or, their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which unused tax losses, unused tax credits, and the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(g)	Income (loss) per share

The Company presents basic and diluted profit per share data for its common shares, calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted profit per share is determined by adjusting the profit attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all warrants and options outstanding that may add to the total number of common shares. The Company’s diluted loss per share does not include the effect of stock options and warrants for the period presented as they are anti-dilutive.

(h)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs. The Company determines each financial instrument’s classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(h)	Financial instruments (continued)

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company has classified cash, royalty and other receivables (excluding sales tax receivable), accounts payable and accrued liabilities and the promissory note payable as subsequently measured at amortized cost.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(h)	Financial instruments (continued)

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

(i)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when:

(i)	It has a present obligation arising as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expense required to settle the present obligation. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(j)	Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. Under the residual value method the equity component is assigned the residual amount after deducting from the fair value of the unit, the amount separately determined for the value of the warrants.

The fair value of the common share purchase warrants is determined at the issuance date using the Black-Scholes option pricing model. The fair value attributed to the warrants is recorded in equity reserves.

(k)	New accounting policies

Standards and Amendments Issued But Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2026. Many are not applicable or do not have a significant impact on the Company and have been excluded.

Standards issued, but not yet effective or adopted, include:

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which is intended to give investors more transparent and comparable information about companies’ financial performance, thereby enabling better investment decisions. IFRS 18 introduces new sets of requirements to improve companies’ reporting of financial performance and give investors a better basis for analyzing and comparing companies through:

●	Improved comparability in the statement of profit or loss or income statement;
●	Enhanced transparency of management-defined performance measures; and
●	More useful grouping of information in the financial statements.

IFRS 18 also requires companies to provide more transparency about operating expenses, helping investors to find and understand the information they need. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but companies can apply it earlier. IFRS 18 replaces IAS 1. It carries forward many requirements from IAS 1 unchanged.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

3.	Material accounting policies (continued)

(k)	New accounting policies (continued)

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to the classification and measurement requirements in IFRS 9. The amendments will address diversity in accounting practice by making the requirements more understandable and consistent. These include:

●	Clarifying the classification and assessment of contractual cash flows of financial assets with environmental, social and corporate governance (“ESG”).
●	Settlement of liabilities through electric payment systems – the amendments clarify the date on which a financial asset or financial liability is derecognized. The IASB also decided to develop an accounting policy option to allow a company to derecognize a financial liability before it delivers cash on the settlement date if specified criteria are met.

With these amendments, the IASB has also introduced additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features, for example features tied to ESG-linked targets. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.

4.	Significant accounting judgments and estimates

The preparation of these consolidated financial statements in accordance with IFRS requires management to make accounting policy judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its accounting policy judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include:

●	Applicability of the going concern assumption (see Note 1). Significant accounting estimates include:

Royalty Acquisitions

The Company’s business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

4.	Significant accounting judgments and estimates (continued)

Royalty and Exploration and Evaluation Asset Impairment

The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset’s value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

5.	Royalties and other receivables

	December 31, 2025	December 31, 2024
Royalties receivable	$32,753	$-
HST receivable	15,933	4,200
Total HST receivable	$48,686	$4,200

As at December 31, 2025 and 2024, the Company anticipated full recovery of the balance.

6.	Royalty assets

IsoEnergy Ltd. and Consolidated Uranium Inc. Agreement

On April 10, 2025, the Company entered into a royalty purchase agreement with IsoEnergy Ltd. and Consolidated Uranium Inc. (collectively, the “Royalty Holders”), pursuant to which the Company agreed to acquire all of the Royalty Holders’ respective right, title and interests in and to certain royalty interests (the “Royalty Interests”) in exchange for the issuance of 8,000,000 common shares. The Royalty Interests comprise the Huemul II Royalty, the Laguna Salada Royalty, the Mountain Lake Royalty, and the Nunavut Royalty. The Company issued an aggregate of 8,000,000 common shares at a price of $0.25 per share, valued at $2,000,000.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

6.	Royalty assets (continued)

Altius Share Purchase Agreement

On October 16, 2025, the Company entered into a share purchase agreement with Altius Royalty Corporation (“Altius”), pursuant to which the Company agreed to acquire all of the issued and outstanding shares of 2681911 Alberta Ltd., a wholly-owned subsidiary of Altius, in exchange for the issuance of 6,600,000 common shares. In connection with this transaction, the Company issued 6,600,000 common shares to Altius at a price of $0.35 per share, valued at $2,310,000. If the Company does not complete a going public transaction on or before the one-year anniversary of the agreement, the Company will issue a further 1,650,000 common shares to Altius (the “Listing Shares”). If the Company does complete a going public transaction, but the listing price is less than $0.50 per common share, the Company will issue a further 3,300,000 common shares to Altius (the “Top Up Shares”). In the event that the Company issues further common shares prior to either of these events, the Listing Shares or the Top Up Shares will be adjusted on a pro rata basis to ensure that Altius’ economic interest remains the same.

Summit Royalties (formerly Eagle Royalties) Agreement

On June 12, 2024, the Company entered into a royalty purchase agreement (the “Agreement”) with Summit Royalties Ltd. (formerly Eagle Royalties Ltd.) (“Summit Royalties”), an arm’s-length Alberta based company. Under the terms of the Agreement, the Company, through its subsidiary 568, purchased 12 net smelter returns (“NSR”) royalties, exposed to uranium, from Summit Royalties for an aggregate amount of $3,750,000. Transaction costs of $27,761 were incurred and capitalized as part of the acquisition cost, resulting in a total acquisition cost of $3,777,761.

The total purchase price of $3,750,000 paid by the Company comprised: (i) a cash payment of $2,500,000 (paid); and (ii) a secured promissory note of $1,250,000 (the “Note”). Under the terms of the Note, the Company may pay a portion of the principal amount in cash ($500,000) and the remaining balance ($750,000) either in cash or through the issuance of common shares, at the Company’s sole discretion.

The Note will initially mature on the earlier of: (i) December 14, 2025; (ii) the date on which the Company successfully completes a going public transaction; or (iii) upon the occurrence of an event of default (the “Initial Maturity Date”). The Note contains penalty provisions applicable if the Company has not completed its planned going-public transaction by the Initial Maturity Date. The Company and Summit Royalties may jointly agree to extend the maturity date to June 14, 2026, subject to certain additional penalty provisions against the Company. In the event of default, ownership of the royalties will revert back to Summit Royalties.

During the period from January 14, 2024 to December 31, 2024, the Company recorded an impairment loss of $1,957,000 on royalty assets attributable to the NSR royalties acquired from Summit Royalties.

The Summit Royalties purchased are detailed below:

IsoEnergy Ltd. (“IsoEnergy”) - Bell Lake Area Project, Saskatchewan

Pursuant to a Property Purchase Agreement dated June 8, 2021, IsoEnergy granted a 2% NSR royalty to Eagle Plains Ltd. (“Eagle Plains”) over the claims comprising the Bell Lake Area Project, which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favour of IsoEnergy, allowing it to reduce the royalty to 1% for a payment of $1,000,000.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

6.	Royalty assets (continued)

Cosa Resources Corp. (“Cosa”) - Cable Bay Project, Saskatchewan

Pursuant to a Uranium Royalty Agreement dated December 30, 2022, Cosa granted a 2% NSR royalty to Eagle Plains over the claims comprising the Cable Bay Project (a Uranium Royalty), which was subsequently transferred to Summit Royalties. In addition, under a Net Smelter Returns Royalty agreement dated December 30, 2022, Cosa granted a separate 2% NSR royalty to Eagle Plains over the same claims (a NSR Royalty). Both Royalties are subject to a buyback right in favour of Cosa, allowing it to reduce the Royalties to 1% for a payment of $1,000,000.

92 Energy Canada Ltd. (“92 Energy”) - Flat Rock Island Project, Saskatchewan

Pursuant to a Uranium Royalty Agreement dated November 8, 2022, 92 Energy granted a 2% NSR royalty to Eagle Plains over the claims comprising the Flat Rock Island Project (a Uranium Royalty), which was subsequently transferred to Summit Royalties. In addition, under a Net Smelter Returns Royalty Agreement dated November 8, 2022, 92 Energy granted a separate 2% NSR royalty to Eagle Plains over the same claims (a NSR Royalty), which subsequently transferred to Summit Royalties. Both Royalties are subject to a buyback right in favour of 92 Energy, allowing it to reduce the Royalties to 1% for a payment of $1,000,000.

Okapi Resources Ltd. (“Okapi”) and ALX Uranium Corp. (“ALX”) - Kelic Lake Project, Saskatchewan and portions of Lazy Edward Project, Saskatchewan

Pursuant to a Property Purchase Agreement dated May 30, 2016 between Okapi and ALX, Eagle Plains retained a 2% NSR royalty over the claims comprising the Kelic Lake Project, which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favour of Okapi, allowing it to reduce the royalty to 1% for a payment of $1,000,000.

Pursuant to a Property Purchase Agreement dated October 15, 2021 between Okapi and ALX, Eagle Plains retained a 2% NSR royalty over the claims comprising the Lazy Edward Project, which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favour of Okapi, allowing it to reduce the royalty to 1% for a payment of $1,000,000.

Pegasus Resources Inc. (“Pegasus”) - Pine Channel South Project, Saskatchewan

Pursuant to a Property Purchase Agreement dated September 17, 2021, Pegasus granted a 2% NSR royalty to Eagle Plains over the claims comprising the Pine Channel South Project, which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favour of Pegasus, allowing it to reduce the royalty to 1% for a payment of $1,000,000.

Subsequent to December 31, 2024, Pegasus discontinued its ownership of the claims comprising this property. As a result, the NSR royalty is no longer in effect. The Company recorded a write down of royalty interests for the full amount of the acquisition costs that had been allocated to this royalty interest, being $22,757, during the year ended December 31, 2024.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

6.	Royalty assets (continued)

Denison Mines Corp. (“Denison”) - PLS Regional Project (Derksen), Saskatchewan

Pursuant to a Derksen NSR Royalty Agreement dated June 16, 2020 (amended February 28, 2023), Denison granted a 2% NSR royalty over the claims comprising the PLS Reginal Project (Derksen) to Eagle Plains, which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favour of Denison, allowing it to reduce the royalty to 1% upon for a payment of $850,000.

Cameco Corporation (“Cameco”) - PLS Regional Project (North William River), Saskatchewan

Pursuant to a Royalty Agreement dated February 16, 2016, Cameco granted a 2% NSR royalty to Eagle Plains over the claims comprising the PLS Regional Project (North William River), which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favour of Cameco, allowing it to reduce the royalty to 1% for a payment of $1,000,000.

Pursuant to a Purchase and Sale Agreement dated February 23, 2016, Cameco granted a 2% NSR royalty to Eagle Plains over the claims comprising in the PLS Regional Project (North William River), which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favor of Cameco, allowing to reduce the royalty to 1% for a payment of $1,000,000.

Certain of the mineral claims underlying these NSR royalties were allowed to lapse. As a result, the Company recorded a write down of royalty interests in the amount of $273,070, during the year ended December 31, 2024.

Orano Canada Inc. (“Orano”) and UEX Corporation (“UEX”) - Shea Project, Saskatchewan

Pursuant to a Mineral Claims Acquisition Agreement dated July 17, 2017 among Eagle Plains, Orano, UEX, Orano and UEX (the “JV”) granted a 2% NSR royalty to Eagle Plains over the claims comprising the Shea Project, which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favour of the JV, allowing it to reduce the royalty to 1% for a payment of $1,000,000.

Skyharbour Resources Ltd. (“Skyharbour”) and Denison Mines Corp. (“Denison”) - Portions of Virgin River Project, Saskatchewan

Pursuant to a Property Purchase Agreement dated August 16, 2016 between Skybarbour and Denison, Eagle Plains retained a 2% NSR royalty over the underlying claim, which was subsequently transferred to Summit Royalties. The royalty is subject to a buyback right in favour of Skyharbour allowing it to reduce the royalty to 1% for a payment of $1,000,000.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

6.	Royalty assets (continued)

Eagle Plains Resources Ltd. (“Eagle Plains”) - Perpete Lake Project, Saskatchewan

Pursuant to a Royalty Agreement dated May 19, 2023, Eagle Plains granted a 2% NSR royalty to Summit Royalties over the claims comprising the Perpete Lake Project.

During the period ended December 31, 2024, Eagle Plains discontinued its ownership of the claims comprising this property. As a result, the NSR royalty is no longer in effect. The Company recorded a write down of royalty interests for the full amount of the acquisition costs that had been allocated to this royalty interest, being $91,023, during the year ended December 31, 2024.

Eagle Plains Resources Ltd. (“Eagle Plains”) - Shasko Bay, Saskatchewan

Pursuant to a Royalty Agreement dated May 19, 2023, Eagle Plains granted a 2% NSR royalty to Summit Royalties over the claim comprising the Shasko Bay Project. The royalty is subject to a buyback right in favour of Eagle Plains, allowing it to reduce the royalty to 1% for a payment of $1,000,000. Certain of the mineral claims underlying this NSR royalty were allowed to lapse. As a result, the Company recorded a write down of royalty interests in the amount of $45,512, during the year ended December 31, 2024.

Anteros Metals Agreement

On July 19, 2024, the Company entered into a Royalty Purchase Agreement with Anteros Metals Inc. (“Anteros”) to acquire a 2% NSR royalty granted to Anteros by Beaconsfield Ventures Ltd. (“Beaconsfield”) over the claims known as the Anna Lake and B Zone Projects. The royalty is subject to a buyback right in favour of Beaconsfield, allowing it to reduce the royalty to 1% for a payment of $1,000,000. As consideration for the royalty, the Company made a one-time cash payment of $100,000 and issued an aggregate of 571,429 common shares at a price of $0.25 per share, valued at $142,857. Transaction costs of $13,361 were incurred and capitalized as part of the cost of the royalty, for a total acquisition cost of $256,218.

Green Shift Commodities Ltd. Agreement

On June 7, 2024, the Company entered into a Share Purchase Agreement dated June 7, 2024 with Green Shift Commodities Ltd. (“Green Shift”) to acquire of all of the outstanding shares of 349, a wholly-owned subsidiary of Green Shift. 349 holds a 1% NSR royalty granted by Jaguar Uranium Corp. over the claims comprising the Berlin Project, located in Caldas Province of central Colombia.

Pursuant to the transaction, the Company acquired all of the issued and outstanding shares of 349 in exchange for 12,000,000 common shares at a price of $0.25 per share, representing total consideration of $3,000,000. Under the terms of the agreement, 349 was required to hold cash of $1,000,000 at closing, resulting in a net royalty acquisition value of $2,000,000. Transaction costs of $14,833 were incurred and capitalized as part of the cost of the royalty, for a total acquisition cost of $2,014,833.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

7.	Exploration and evaluation asset

Corrida Capital Agreement

On May 16, 2025, the Company entered into a mineral property acquisition agreement with Corrida Capital Corp. (“Corrida”), pursuant to which the Company agreed to acquire a 100% interest in and to a mineral claim located in the province of Saskatchewan in exchange for the issuance of 2,000,000 common shares. In connection with this transaction, the Company issued 2,000,000 common shares to Corrida at a price of $0.25 per share, valued at $500,000.

8.	Deferred costs

Oregon Group Agreement

On January 30, 2025, the Company entered into a share purchase agreement with the Oregon Group LLC (the “Vendor”), 1382907 BC Ltd., and Anthony Milewski (the “Vendor’s Nominee”), pursuant to which the Company agreed to acquire all of the issued and outstanding shares of 907 from the Vendor in exchange for the issuance of 5,000,000 common shares. In connection with this transaction, the Company issued 5,000,000 common shares to the Vendor’s Nominee, who currently serves as the Company’s CEO and President.

The shares were ascribed a value of $1,250,000.

The only asset held by 907 is a Letter of Intent (“LOI”) to acquire data centers. This has been recorded as a deferred cost on the statement of financial position at December 31, 2025.

9.	Accounts payable and accrued liabilities

Accounts payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.

Accounts payable and accrued liabilities consist of the following:

	December 31, 2025	December 31, 2024
Accounts payable	$67,330	$14,649
Accrued liabilities	30,000	25,000
Total accounts payable and accrued liabilities	$97,330	$39,649

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

10.	Promissory note payable

In connection with the Summit Royalties acquisition as described in Note 6, the Company issued a secured promissory note in the amount of $1,250,000 (the “Note”). Under the terms of the Note, the Company had the option to pay a portion of the principal amount in cash ($500,000) and the remaining balance ($750,000) either in cash or through the issuance of common shares, at the Company’s sole discretion.

The Note had a maturity date of the earlier of: (i) December 14, 2025; (ii) the date on which the Company successfully completed a going public transaction; or (iii) upon the occurrence of an event of default (the “Initial Maturity Date”). The Note included penalty provisions if the Company had not completed its planned going-public transaction by the Initial Maturity Date.

At initial recognition on June 14, 2024, the Note was measured at its fair value of approximately $1,013,000, based on a principal amount of $1,250,000, a stated interest rate of 0%, a maturity date of December 14, 2025, and a market discount rate of 15%. The difference between the face value and fair value of the Note resulted in the recognition of a $237,000 gain on the initial recognition of the promissory note. Subsequent to initial recognition, the Note was measured at amortized cost using the effective interest rate method. As at December 31, 2024, the carrying amount of the Note was $1,096,000, with $83,000 of interest expense having been recognized during the period.

Penalty provisions

Going Public

As the Company did not complete a going public transaction by the Initial Maturity Date, a 10% penalty was applied to the principal amount, increasing the cash payment portion to $550,000 and the remaining portion to $825,000, for a total penalty of $125,000 (the “Initial Penalty”).

Settlement

On December 3, 2025, the Company entered into a debt settlement agreement with Summit Royalties to settle the promissory note payable in the principal amount of $1,250,000. In accordance with the terms of the agreement, a 10% penalty on the original principal amount was applied. The settlement was completed through the issuance of 3,500,000 common shares of the Company. In addition, the Company has agreed to issue an additional 600,000 common shares to Summit Royalties if an initial public offering has not occurred by October 31, 2026.

In connection with the settlement, the Company incurred a penalty fee expense of $125,000 for the year ended December 31, 2025 (2024 - $nil) and settled the entirety of the note and penalty fee ($1,375,000) through the issuance of 3,500,000 common shares.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

11.	Share capital

Authorized: An unlimited number of common shares with no par value.

Issued and outstanding:

	Number	Amount
	of Shares	$
Balance – January 14, 2024 (date of incorporation)	-	-
Issued for cash pursuant to private placement	30,671,000	1,682,750
Share issue costs	-	(30,170)
Issuance of shares for royalty assets	12,571,429	3,142,857
Balance – December 31, 2024	43,242,429	4,795,437
Issued for cash pursuant to private placement	438,600	153,510
Share issue costs	-	(4,970)
Issuance of shares for royalty assets	14,600,000	4,310,000
Issuance of shares per acquisition of 907 (Note 8)	5,000,000	1,250,000
Issuance of shares for exploration and evaluation assets (Note 7)	2,000,000	500,000
Issuance of shares for settlement of promissory note (Note 10)	3,500,000	1,375,000
Issuance of shares for settlement of debt	600,000	300,000
Balance – December 31, 2025	69,381,029	12,678,977

Common shares issued during the year ended December 31, 2025:

On August 19, 2025, the Company completed a private placement issuing 438,600 shares at $0.35 per share for gross proceeds of $153,510.

In connection with the private placement, the Company incurred $4,970 of share issuance costs.

Common shares issued for assets:

Pursuant to the Share Purchase Agreement with Oregon Group LLC, the Company issued 5,000,000 common shares at a price of $0.25 per share for a value of $1,250,000 to acquire all of the issued and outstanding shares of 907 (Note 8).

Pursuant to the Royalty Purchase Agreement with IsoEnergy and Consolidated Uranium Inc., the Company issued 8,000,000 common shares at a price of $0.25 per share, for a value of $2,000,000 (Note 6).

On May 16, 2025, the Company entered into a mineral property acquisition agreement with Corrida whereby the Company issued 2,000,000 common shares at a price of $0.25 per share, for a value of $500,000 to purchase mineral property interests (Note 7).

Pursuant to the Share Purchase Agreement with Altius, the Company issued 6,600,000 common shares at a price of $0.35 per share for a value of $2,310,000 to acquire all of the issued and outstanding shares of 911 (Note 6).

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

11.	Share capital (continued)

Common shares issued during the period ended December 31, 2024:

On February 1, 2024, the Company completed a private placement issuing 20,000,000 shares at $0.01 per share for gross proceeds of $200,000.

On March 12, 2024, the Company completed a private placement issuing 7,900,000 shares at $0.10 per share for gross proceeds of $790,000.

On May 17, 2024, the Company completed a private placement issuing 2,771,000 shares at $0.25 per share for gross proceeds of $692,750.

In connection with the private placements, the Company incurred $30,170 of share issuance costs.

Common shares issued for royalty assets:

Pursuant to the Share Purchase Agreement with Green Shift, the Company issued 12,000,000 common shares at a price of $0.25 per share to acquire all of the issued and outstanding shares of 349 (Note 6).

Pursuant to the Royalty Purchase Agreement with Anteros, the Company issued 571,429 common shares at a price of $0.25 (Note 6).

12.	Financial instruments

Financial assets and financial liabilities as at December 31, 2025 consist of the following:

	At FVTPL	Amortized cost	Total
As at December 31, 2025
Cash	$-	$77,803	$77,803
Royalties receivable	-	32,753	32,753
Accounts payable and accrued liabilities	-	97,330	97,330

Financial assets and financial liabilities as at December 31, 2024 consist of the following:

	At FVTPL	Amortized cost	Total
As at December 31, 2024
Cash	$-	$6,010	$6,010
Accounts payable and accrued liabilities	-	39,649	39,649
Promissory note payable	-	1,096,000	1,096,000

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

12.	Financial instruments (continued)

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 – Inputs other than quoted prices that are observable for the assets and liabilities, either directly or indirectly;
●	Level 3 – Inputs for the assets or liabilities that are not based on observable market data

The carrying value of cash, royalties receivable, accounts payable and accrued liabilities and the promissory note payable approximate their fair values due to their short-term nature. The Company’s risk exposure and their impact on financial instruments are summarized below. There have been no significant changes in the Company’s risk management objectives, policies or procedures from the prior reporting period.

Credit risk

The Company’s credit risk is primarily attributable to cash. Management believes that the credit risk concentration with respect to these financial instruments is minimal.

Foreign exchange risk

The Company’s foreign exchange risk arises primarily with respect to balances denominated in USD. The value of the Company’s financial assets and liabilities may be affected unfavourably by fluctuations in currency rates. The Company has not entered into hedging instruments to manage exposure to currency movements at this stage.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. As at December 31, 2025, the Company had a cash balance of $77,803 (December 31, 2024 - $6,010) to settle current liabilities of $97,330 (December 31, 2024 - $1,135,649) and had a working capital of $29,159 (December 31, 2024 - $1,125,439 working capital deficiency).

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

13.	Capital management

The Company’s capital under management includes equity of $10,194,605 as at December 31, 2025 (December 31, 2024 - $2,966,373).

The Company’s objectives when managing capital are to:

(a) safeguard its ability to continue as a going concern,

(b) provide an adequate return to shareholders, and

(c) provide sufficient funding to support on-going capital development plans.

The Company manages its capital structure and makes adjustments to it to meet the above objectives. The Company monitors capital from time to time using a variety of measures. Monitoring procedures are typically performed as a part of the overall management of the Company’s operations. The capital structure of the Company is evaluated by management on an ongoing basis and is adjusted as changes occur in both the economic conditions of the industry in which the Company operates, and the capital markets available to the Company. To maintain or adjust the capital structure, the Company can issue new shares, return shares to shareholders, sell assets, buy back debt, issue new debt, or pursue a combination of these measures.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024. The Company is not subject to any externally imposed capital restrictions.

14.	Commitments and contingencies

The complex nature of the mining industry, as well as the regulatory environment in which it operates can result in occasional claims, investigatory matters, and legal and tax proceedings that arise from time to time. These matters could subject the Company various uncertainties and may ultimately be resolved with terms unfavorable to the Company. This being the case, certain conditions may exist as of the date the financial statements are issued, which could result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations, or the financial condition, of the Company. In the event of a change in management’s estimate of the future resolution of such matters, the Company will recognize the effects of the change in its financial statements at that time.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

15.	Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s management, directors and entities controlled by them.

The remuneration of directors and key executives is determined by the compensation committee.

The remuneration of directors and other members of key management personnel during the year ended December 31, 2025 and period from January 14, 2024 (date of incorporation) to December 31, 2024 were as follows:

	December 31, 2025	Period from January 14, 2024 to December 31, 2024
Consulting fees	$185,000	$-
	$185,000	$-

All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2025, an amount of $41,750 (December 31, 2024 - $Nil) due to key management personnel was included in accounts payable and accrued liabilities. This amount is unsecured, non-interest bearing and without fixed terms of repayment.

16.	Segment information

Reportable segments are those operations whose operating results are reviewed by the chief operating decision makers, being the individuals at the Company making decisions about resources to be allocated to a particular segment, and assessing performance provided those operations pass certain quantitative thresholds.

The Company undertakes administrative activities in Canada and is engaged in the acquisition of royalty interests and exploration and evaluation assets. The Company’s operations are in one geographic and only one commercial segment.

The net loss for the periods ended December 31, 2025 and 2024, and the total assets attributable to the geographical locations, as at December 31, 2025 and 2024, relate only to operations in Canada.

ROYAL URANIUM INC.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024

(Expressed in Canadian dollars)

17.	Income taxes

A reconciliation of the combined Canadian federal and provincial statutory income tax rates to the Company’s effective tax rate for the year ended December 31, 2025 and the period from January 14, 2024 (date of incorporation) to December 31, 2024 is as follows:

	2025	2024
Loss before income taxes	$(655,308)	$(1,829,064)
Statutory rate	27%	27%
Expected income tax recovery	(177,000)	(494,000)
Non-deductible items and temporary differences	41,000	(50,000)
True-up of prior period amounts	(22,000)	-
Change in benefit of tax assets not recognized	158,000	544,000
Deferred income tax recovery	$-	$-

The Company’s deferred income tax assets as at December 31, 2025 and 2024 are as follows:

	2025	2024
Deferred tax assets
Non-capital loss carry-forwards	$168,000	$9,000
Royalty assets	528,000	528,000
Share issuance costs	6,000	7,000
Unrecognized deferred tax assets	$702,000	$544,000

As at December 31, 2025, the Company has Canadian non-capital loss carryforwards of approximately $623,000 (December 31, 2024 - $32,000). These non-capital losses may be applied against future taxable income and will expire between 2024 and 2045.

18.	Subsequent event

On February 18, 2026, Fusion Fuel Green PLC (“Fusion Fuel”) entered into a definitive agreement to acquire a controlling interest in the Company by way of a share exchange transaction. Fusion Fuel entered into definitive Share Exchange Agreements (the “Agreements”) with certain shareholders of the Company, pursuant to which Fusion Fuel is expected to acquire between 75% and 100% of the outstanding common shares of the Company, in consideration for the allotment of up to 3,750,025 shares in Fusion Fuel to the current shareholders of the Company. Closing of the transaction is subject to certain conditions, including but not limited to:

●	Approval by the Irish Takeover Panel in accordance with the Irish Takeover Panel Act, 1997, Takeover Rules, 2022, of a circular prepared by Fusion Fuel to be issued to Fusion Fuel shareholders, convening an extraordinary general meeting of the Company (the “EGM”);
●	Fusion Fuel shareholder approval of the share exchange transaction at the EGM; and
●	Satisfaction of such conditions and compliance with such requirements as the Panel may impose or specify in relation to the transaction.

On February 17, 2026, the Company issued 700,000 shares for services.